SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 0-5449

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Comarco, Inc.
25541 Commercentre Drive, Suite 250
Lake Forest, CA 92630

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page
Report of Independent Registered Public Accounting Firm - 2009	1

Report of Independent Registered Public Accounting Firm - 2008	2

Statements of Net Assets Available for Benefits – December 31, 2009 and 2008	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009, 2008 and 2007	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE

Schedule 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009	13

All other schedules are omitted because they are not required or applicable pursuant to ERISA and Department of Labor regulations.

SIGNATURES	14
EX-23.1
EX-23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Administrative Committee of the
COMARCO, Inc. Savings and Retirement Plan:
     We have audited the accompanying statement of net assets available for benefits of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We are not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
     Our audit of the Plan’s financial statements as of December 31, 2009 and the year then ended was made for the purpose of forming an opinion on the basic 2009 financial statements taken as a whole. The supplemental schedule — Schedule H, Line 4i- Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP
Newport Beach, California
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
COMARCO, Inc.:
     We have audited the accompanying statement of net assets available for benefits of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2008 and the related statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. We are not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.
/s/ Lesley, Thomas, Schwarz & Postma, Inc.
Newport Beach, California
June 26, 2009

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS

Investments, at fair value (Note 3)	$10,629,000	$11,405,000

LIABILITIES

Prepaid contributions	13,000	37,000

Net assets available for benefits, at fair value	10,616,000	11,368,000
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	202,000	521,000

Net assets available for benefits	$10,818,000	$11,889,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended December 31,
	2009	2008	2007
Net assets available for benefits, beginning of year	$11,889,000	$20,360,000	$20,319,000

Additions:
Contributions:
Employer	144,000	421,000	400,000
Employee	238,000	729,000	675,000
Rollovers	—	4,000	42,000
Interest and dividends	136,000	553,000	1,480,000
Net realized and unrealized appreciation of investments	2,302,000	—	—
Other income	1,000	1,000	3,000

Total additions	2,821,000	1,708,000	2,600,000

Deductions:
Plan distributions	3,891,000	3,744,000	2,104,000
Administrative expenses	1,000	1,000	1,000
Net realized and unrealized depreciation of investments		6,434,000	454,000

Total deductions	3,892,000	10,179,000	2,559,000

Net increase (decrease)	(1,071,000)	(8,471,000)	41,000

Net assets available for benefits, end of year	$10,818,000	$11,889,000	$20,360,000

The accompanying notes are an integral part of these financial statements

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007
1. Description of the Plan
     The following description of the Comarco, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
     The Plan is a defined contribution plan covering substantially all full-time employees of Comarco, Inc. and subsidiaries (“the Company” or “the Plan Sponsor”) who have at least 30 days of service and are age 18 or older. Employees are eligible to participate in the Plan on the first of the month following 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For Plan purposes, all participants are employed by Comarco Wireless Technologies, Inc. (“Comarco”).
Contributions
     Employee contributions to the Plan may range from 1% to 20% of eligible earnings for participants of Comarco, subject to certain limitations. The Company contributes 100% of the first 5% of earnings that a participant contributes to the Plan. In addition, the Company may, at its discretion, make an additional contribution each year to the Plan. There were no discretionary contributions made to the Plan during each of the years in the three year period ended December 31, 2009.
Participant Accounts
     Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contribution plus Plan earnings less Plan expenses not paid by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
     Effective January 1, 2000, the Plan permits participants to obtain two loans from their account balances, subject to certain IRS limitations not exceeding 50% of the participant account balance. The loans are repaid over fixed time periods covering up to 5 years (15 years for the purchase of a principal residence) with interest rates ranging from 5.25% to 10.25%. All loans are secured by the participant’s account balance.
Vesting
     Participants are vested immediately in their voluntary contributions plus actual earnings thereon. Company contributions plus actual earnings thereon generally vest ratably over a four year period.
Forfeited Amounts
     At December 31, 2009 and 2008, forfeited non-vested accounts totaled $121,000 and $100,000, respectively. These accounts can be used to restore the accounts of former participants who return to the Plan or reduce Plan expenses or Company contributions. In 2009, 2008, and 2007, Company contributions totaling $0, $71,000, and $62,000 were made from forfeited non-vested accounts, respectively.
Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments, or annuity payments if the participant was hired before January 1, 1989. Participants with accrued benefits greater than $5,000 may elect to delay receiving benefits until reaching age 70 1/2.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007
Investment Options
     As of December 31, 2009, participant contributions to the Plan are directed to any of the twenty investment options (ML Ret Preservation Trust, Loomis Sayles Bond Fund Admin, Lord Abbett Small Cap Value FD P, Janus Contrarian Fund CL A, American Cap World Growth & Income R3, American Growth FD of Amer R3, American Income FD OF, DWS Rreef Real Estate Sec A, Mainstay Icap Select Equity R2, DWS Dreman Small Cap Value A, BlackRock Govt Inc A, EV Worldwide Health Sciences, Oppenheimer Dev Mkts FD CL A, Pimco Total Return Fund CL A, BlackRock S&P 500 Index, Thornburg Inter Value FD A, Fidelity Adv Small Cap FD CL T, Seligman Comm & Info FD CL A, Davis NY Venture Fund CL , or Comarco, Inc. Common Stock) as designated by the participant.
2. Significant Accounting Policies
Basis of Accounting
     The Plan prepares its financial statements on the accrual basis of accounting.
     As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962 (formerly known as FASB Staff Position No. AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans) investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC 962, the accompanying statement of net assets available for benefits for 2009 and 2008 presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits are prepared on a contract value basis.
Non Distributed Benefits
     The Plan does not accrue non-distributed benefits related to participants who have withdrawn from the Plan, but recognizes such benefits as a deduction from net assets in the period in which such benefits are paid.
Valuation of Investments
     All investments are carried at fair value or an approximation of fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.
     On January 1, 2008, the Plan adopted FASB ASC 820, Fair Value Measurements, and subsequently adopted certain related FASB staff positions. ASC 820 defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
     ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007
     The following provides a description of the three levels of inputs that may be used to measure fair value under ASC 820 the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.
•	Level 1 – Inputs to the valuation methodology are quoted prices in active markets for identical assets or liabilities;

Cash: The carrying value of cash approximates fair value due to its relatively short-term nature.

Common Stocks: These investments are valued at the closing quoted market price reported on the active market on which the individual securities are traded.

Mutual Funds: These investments are public investment securities valued using the Net Asset Value (NAV) provided by the investment custodian. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

•	Level 2 – Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Common/Collective Trust Funds: These investments are public investment securities valued using the NAV provided by the investment custodian. The NAV is quoted on a private market that is not active; however, the unit price is based on the underlying investments. A majority of the investments held by each fund are traded on an active market.

•	Level 3 – Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value measurement.

Participant Loans: These investments are valued at amortized cost which approximates fair value.
Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Contribution Funding
     Participant contributions and employer matching contributions are funded on a bi-weekly basis.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007
Risks and Uncertainties
     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participant account balances.
New Accounting Pronouncements
     In April 2009, the Financial Accounting Standards Board (FASB) issued additional guidance for determining fair value when the volume and level of activity for assets or liabilities has significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Plan’s financial statements. See Note 4.
3. Investments
     All amounts contributed to the Plan have been deposited with the Funding Agent, Merrill Lynch Trust Company, FSB. The following table presents the fair values of investments. Investments that represent 5% or more of the Plan’s net assets are separately identified.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007

	December 31,
Identity of Party and	2009			2008
Description of Asset	Shares/ Units	Fair Value		Shares/ Units	Fair Value
Cash and Cash Equivalents:
Cash	—	$1,000		—	$1,000

Common/Collective Trust Fund:
ML RET Preservation Trust	2,963,000	2,762,000	*	3,751,000	3,230,000	*

Mutual Funds:
Loomis Sayles Bond Fund Admin	7,000	93,000		9,000	90,000
Lord Abbett Small Cap Value FD P	13,000	320,000		10,000	200,000
Hotchkis & Wiley Large Cap Val	—	—		79,000	831,000	*
American Cap World GR & INC	7,000	248,000		9,000	234,000
American Growth FD of Amer R3	52,000	1,391,000	*	78,000	1,570,000	*
American Income FD OF	7,000	105,000		6,000	74,000
DWS Rreef Real Estate Sec	2,000	33,000		4,000	42,000
Mainstay Icap Select Eqty Sec A	24,000	716,000	*	—	—
DWS Dreman Small Cap Value	5,000	159,000		7,000	177,000
BlackRock Govt Inc Port CL A	45,000	465,000		67,000	725,000	*
Oppenheimer Dev Mkts FD CL A	26,000	738,000	*	31,000	487,000
Alliancebern Sml/Mid Value CL A	—	—		9,000	88,000
Pimco Total Return Fund CL A	1,000	12,000		—	—
BlackRock S&P 500 Index	34,000	461,000		48,000	530,000
Thornburg Inter Value FD A	37,000	912,000	*	52,000	988,000	*
Fidelity Adv Small Cap FD CL T	64,000	1,367,000	*	87,000	1,462,000	*
Janus Contrarian Fund CL A	—	2,000		—	—
Davis NY Venture FD CL A	4,000	138,000		9,000	214,000
Davis Series Financial FD CL A	—	—		1,000	16,000
EV Worldwide Health Sciences	11,000	100,000		15,000	119,000
Seligman Comm & Info FD CL A	1,000	27,000		2,000	55,000
Calvert Income Fund	—	—		5,000	71,000

Total Mutual Funds		7,287,000			7,973,000
Comarco, Inc. Common Stock	181,000	488,000		192,000	154,000
Participant Loans		91,000			47,000

Total Investments, at fair value		$10,629,000			$11,405,000

*	Represents 5% or more of Plan net assets.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007
4. Fair Value Measurements
     The following are the Plan’s financial instruments carried at fair value categorized by the fair value hierarchy established by ASC 820 as of December 31, 2009 and December 31, 2008:

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$1,000	$—	$—	$1,000
Common stocks — Comarco stock	488,000	—	—	488,000
Mutual funds:
Equity/stock funds	6,717,000			6,717,000
Bond/fixed income funds	570,000			570,000
Common/collective trust fund	—	2,762,000	—	2,762,000
Participant loans	—	—	91,000	91,000

Total investments measured at fair value at December 31, 2009	$7,776,000	$2,762,000	$91,000	$10,629,000

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Cash	$1,000	$—	$—	$1,000
Common stocks -Comarco stock	154,000	—	—	154,000
Mutual funds:
Equity/stock funds	7,403,000			7,403,000
Bond/fixed income	570,000			570,000
Common/collective trust fund	—	3,230,000	—	3,230,000
Participant loans	—	—	47,000	47,000

Total investments measured at fair value at December 31, 2008	$8,128,000	$3,230,000	$47,000	$11,405,000

     The following sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008.

	Participant Loans
	2009	2008
Balance, beginning of year	$47,000	$91,000
Purchases, sales, issuances, settlements (net)	44,000	(44,000)

Balance, end of year	$91,000	$47,000

     The Plan did not have any gains and losses included in net appreciation (depreciation) in fair value of investments, from Level 3 investments, for the years ended December 31, 2009 and 2008.
5. Expenses of the Plan
     The Plan provides that all reasonable expenses for custodial costs and fees incurred for the benefit of the Plan are to be paid by the Plan to the extent that they are not paid by the Company.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007
6. Income Tax Status
     The Internal Revenue Service has determined and informed the Company by letter dated October 14, 2005, that the Plan and all amendments adopted from September 25, 1995 to September 20, 2005, and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has subsequently been amended and restated, most recently effective April 29, 2010. The Company believes that the Plan is currently operated in accordance with, and continues to qualify in all material respects, under the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal and state income taxes, as well as state franchise taxes. On April 30, 2010, the Company filed for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Code, with respect to the Plan’s amendment and restatement for legislative changes commonly referred to as “EGTRRA.”
7. Plan Termination
     The Company intends to continue the Plan indefinitely but reserves the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
     On July 10, 2008, certain assets and liabilities of the Company were sold to a third party, and the Company incurred a reduction in its workforce triggering a partial Plan termination. Effective July 10, 2008, all active participants of the Plan that were terminated as a result of the sale of certain assets and liabilities of the Company were fully vested.
     On January 6, 2009, certain additional assets and liabilities of the Company were sold to a third party, and the Company incurred an additional reduction in its workforce, resulting in all affected participants receiving full accelerated vesting.
8. Party-in-Interest
     The Plan allows participants to invest in the Company’s equity securities. As of December 31, 2009 and 2008 the Plan held approximately 181,000 and 192,000 shares, respectively, of Comarco, Inc. common stock.
     Certain Plan investments are managed by Merrill Lynch Trust Company, FSB or its affiliate. Merrill Lynch Trust Company, FSB is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009, 2008 AND 2007
9. Reconciliation of Financial Statements to the Form 5500
     The following is a reconciliation of net assets available for benefit and the changes in net assets available for benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$10,818,000	$11,889,000
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(202,000)	(521,000)

Net assets available for benefits, at fair value per the Form 5500	$10,616,000	$11,368,000

Year Ended December 31,
2009
Net decrease in net assets per the financial statements	$(1,071,000)
Add: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(202,000)
Less: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	521,000

Net decrease in net assets per the Form 5500	$(752,000)

Schedule 1
COMARCO, INC.
SAVINGS AND RETIREMENT PLAN
Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009
FEIN: 95-2088894
Plan Number: 001

	(b)	(c)
	Identity of issue,	Description of investment including maturity
	borrower, lessor, or	date, rate of	(d)	(e)
(a)	similar party	interest, collateral, par or maturity value	Cost	Current Value

*	Merrill Lynch	Cash	**	$1,000
*	Merrill Lynch	ML RET Preservation Trust, 2,963,284 shares	**	2,762,000
	Loomis Sayles	Loomis Sayles Bond Fund Admin, 6,977 shares	**	93,000
	Lord Abbett	Lord Abbett Small Cap Value FD P, 12,979 shares	**	320,000
	American Funds	American Cap World GR & INC R3, 7,307 shares	**	248,000
	American Funds	American Growth FD of Amer R3, 51,649 shares	**	1,391,000
	American Funds	American Income FD OF, 6,802 shares	**	105,000
	DWS	DWS Rreef Real Estate Sec, 2,364 shares	**	33,000
	DWS	DWS Dreman Small Cap Value FD A, 5,126 shares	**	159,000
	Mianstay	Mainstay Icap Select Equity R2 23,634 shares	**	716,000
	BlackRock	BlackRock Govt Inc Port CL A, 45,064 shares	**	465,000
	Oppenheimer	Oppenheimer Dev Mkts FD CL A, 25,670 shares	**	738,000
	BlackRock	BlackRock S&P 500 Index Fund, 33,817 shares	**	461,000
	Thornburg	Thornburg Inter Value FD A, 36,762 shares	**	912,000
	Fidelity	Fidelity Adv Small Cap FD CL T, 63,867 shares	**	1,367,000
	Davis	Davis NY Venture FD CL A, 4,446 shares	**	138,000
	Pimco	Pimco Total Return Fund CL A 1,131 shares	**	12,000
	Eaton Vance	EV Worldwide Health Sciences, 11,211 shares	**	100,000
	Seligman	Seligman Comm & Info FD CL A, 691 shares	**	27,000
	Janus	Janus Contrarian Fund, 124 shares	**	2,000

*	Comarco, Inc.	Comarco, Inc. Common Stock 180,823 shares	**	488,000

*	Plan Participants	Participant Loans Various dates and rates of 5.25%	$0	91,000

		Total Investments, at fair value		$10,629,000

*	Party-in-interest

**	Historical cost information is not required for participant directed investment funds
See accompanying Report of Independent Registered Public Accounting Firm and notes to the 2009 financial statements.

COMARCO, INC.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

COMARCO, INC. SAVINGS AND RETIREMENT PLAN

/s/ Winston E. Hickman
Winston E. Hickman
Vice President and Chief Financial Officer Comarco, Inc.

June 30, 2010

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — Squar, Milner, Peterson, Miranda & Williamson, LLP *
23.2	Consent of Independent Registered Public Accounting Firm — Lesley, Thomas, Schwarz & Postma, Inc. *

*	Filed herewith